DONALD R. REYNOLDS

dreynolds@wyrick.com

April 27, 2007

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Frank Wyman, Staff Accountant

Re:	Pharmaceutical Product Development, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed February 27, 2007
File No. 000-27570

Dear Mr. Wyman:

We write this letter on behalf of our client Pharmaceutical Product Development, Inc. (“PPD”) in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated April 6, 2007. The comment is repeated below in italics for ease of reference.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 47

Revenue Recognition, page 47

1.	You record the majority of your revenues from contracts on a proportional performance basis based on the “contract value” multiplied by the percentage of

Mr. Frank Wyman

April 27, 2007

completion. In disclosure-type format, please provide an expanded discussion and quantification of the methods and key assumptions used to determine “contract value” and “estimated total effort to complete”. Quantify the impact of changes in your estimate of “contract value” and “estimated total effort to complete” for each period presented and the reasonably likely impact of corresponding changes in future periods. Describe the significant terms governing your contracts, particularly those with large customers. Include a discussion of pricing arrangements (e.g. fixed, variable or contingent fees), termination provisions, contract fee payment schedules and associated milestone events, contract duration, and provisions linking contracts with the same customer.

In future filings, beginning with PPD’s Form 10-K for the period ended December 31, 2007, PPD will provide an expanded discussion related to revenue recognition as requested by the Staff. Set forth below, please find an example of this improved disclosure that PPD proposes for its next Form 10-K. As it would appear in a Form 10-K, this disclosure would replace the entire first paragraph under the subheading “Revenue Recognition” beginning on page 47 of the 2006 Form 10-K:

The majority of our Development revenues are recorded on a proportional performance basis. To measure performance on a given date, we compare direct costs through that date to estimated total direct costs to complete the contract. Direct costs relate primarily to the amount of labor and labor related overhead costs attributed to the delivery of services. We believe this is the best indicator of the performance of the contractual obligations.

Our contracts are generally based on a fixed fee or unitized pricing model and have a duration of a few months to ten years. The contract value for a fixed fee contract equals the agreed upon aggregate amount of the fixed fees. We measure the contract value for unitized pricing models using the estimated units (number of patients to be dosed or study sites to be initiated, for example) to be completed and the agreed upon unit prices. As part of the client proposal and contract negotiation process, we develop a detailed project budget for the direct costs to be expended based on the scope of the work, the complexity of the study, the geographic locations involved and our historical experience. We then establish the individual contract pricing based on our internal pricing guidelines, discount agreements, if any, and negotiations with the client.

Contracts with the same customer generally are not linked, although some large customers enter into annual or multi-year pricing agreements, which generally provide for specified discounts with periodic rate increases or other price adjustment mechanisms. We negotiate pricing for each project individually, based on the scope of the work, and any discounts and rate increases are reflected within the contract for the project. Other large customers negotiate rebates based on the volume of services purchased. These agreements are generally negotiated at the beginning of each year and require a one-time rebate in the

Mr. Frank Wyman

April 27, 2007

following year based upon the volume of services purchased or recognized during the relevant year. We record an estimate of the annual volume rebate as a reduction of revenues throughout the period based on the estimated total rebate to be earned for the period.

Generally, payment terms are based on the passage of time, the monthly completion of units or non-contingent project milestones that represent progression of the project plan, such as contract signing, site initiation and database lock. The timing of payments can vary significantly. We attempt to negotiate payment terms which provide for payment of services prior to or within close proximity to the provision of services, but the levels of unbilled services and unearned revenue can vary significantly.

Most of our contracts can be terminated by the client either immediately or after a specified period following notice. These contracts typically require the client to pay us the expenses to wind down the study, fees earned to date and, in some cases, a termination fee or some portion of the fees or profit that the Company could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation generally does not require a significant adjustment upon cancellation.

Each month we accumulate direct costs on each project and compare them to the total current estimated direct costs to complete the project in order to determine the percentage-of-completion. We then multiply this percentage by the contract value to determine the amount of revenue that can be recognized. This process includes a review of, among other things:

•	a comparison of direct costs incurred in the current month against the budgeted direct costs for the month;

•

detailed discussions with the operational project teams relating to the status of the project, including the rate of enrollment, the ability to complete individual tasks in the time-frame allotted, the anticipated total units to be achieved and potential changes to the project scope;

•	a comparison of the fees invoiced and collected compared to revenue recognized;

•	experience on projects recently completed or currently running; and

•	specific client and industry changes.

As result of this review, we might determine that our previous estimates of contract value or direct costs need to be revised based upon the new information. Changes in the scope of work generally results in the negotiation of contract modifications to increase or decrease the contract value along with an associated increase or decrease in the estimated total direct costs to complete. If a contract modification is not agreed to, we could bear the risk of cost overruns. Contract values and modifications to contract values are only included in the calculation of revenue when we believe that realization is reasonably assured and we have appropriate evidence of arrangement.

Mr. Frank Wyman

April 27, 2007

If the Company determines that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made. The payment terms for our contracts do not necessarily coincide with the recognition of revenue. We record unbilled services for revenue recognized to date that are not then billable under the relevant customer agreement. Conversely, we record unearned income for cash received from customers for which revenue has not been recognized at the balance sheet date.

In 2006 and prior years, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Increases in the estimated total direct costs to complete a contract without a corresponding proportional increase to the contract value result in a cumulative adjustment to the amount of revenue recognized in the period the change in estimate is determined. Should our estimated direct costs to complete a fixed price contract prove to be low, gross margins could be materially adversely affected, absent our ability to negotiate a contract modification. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future. A hypothetical increase of 1% in the total estimated remaining project direct costs to complete, without a corresponding proportional increase in the contract value, for open projects accounted for under the proportional performance method as of December 31, 2006, 2005 and 2004 would have resulted in a cumulative reduction in revenue and gross margin of approximately $3.3 million, $2.5 million, and $2.0 million in each of those periods, respectively.

We respectfully note that this response has not addressed the actual quantification of changes to the “contract value” and “estimated total effort to complete” for each period. There were approximately 4,000 contracts outstanding as of December 31, 2006 and as noted above PPD has developed a detailed process to review each contract on a monthly basis. Changes to the “contract value” and/or “estimated total effort to complete” will result from, among other things, the negotiation of contract modifications, PPD’s ability to reorganize and streamline its efforts, the need to maintain quality and service standards and historical experience on current and past contracts. Changes to the “contract value” and “estimated total effort to complete” are often occurring at the same time. For example, while analyzing a specific contract as of the end of a period, PPD may determine the total direct costs to complete needs to be increased for a scope change, decreased due to our ability to reduce travel time by combining site visits, and increased due to a project delay for which we do not expect to negotiate a scope change. The scope change would result in a contract modification and have a minimal impact on the revenue recognized. The changes in the total direct costs would result in an increase or decrease to the revenue recorded for the month.

Mr. Frank Wyman

April 27, 2007

As stated in our disclosure, the methodology utilized by PPD to calculate revenue each period is based to the total contract value and total estimated direct costs to complete, reflecting all adjustments required as a result of the review process. Our process is designed to capture the best available information as of the end of the period. Changes to the “contract value” and “estimated total effort to complete” are not tracked on a component basis (i.e., scope changes, project efficiency, etc.) within our accounting records. Instead our accounting records are designed to ensure we document and utilize the best available set of information and estimates in the revenue recognition process.

PPD does not believe that quantifying the actual impacts on those individual components would provide as meaningful an insight into the actual impact of those changes on the amount of revenue recognized as the sensitivity analysis provided within the disclosure. This sensitivity analysis allows the reader to understand the impact that might occur should PPD be unable to accurately perform the estimates of “contract value” or “estimated total effort to complete.” Historically, PPD has maintained consistent Development segment gross margins of 50.1% in 2004, 49.3% in 2005 and 49.7% in 2006, indicating that we are able to accurately quantify our contract value and estimated total effort to complete. Therefore, PPD believes that the disclosure as presented above adequately provides the reader with an understanding of the potential impacts of changes to the “contract value” and “estimated total effort to complete”.

* * * * * * * * *

As requested, please be advised that PPD hereby acknowledges that:

•	PPD is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	PPD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Frank Wyman

April 27, 2007

PPD respectfully submits that the foregoing is appropriately responsive to the comment of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Frederic N. Eshelman